October 10, 2013

VIA EDGAR AND

OVERNIGHT DELIVERY

Mr. Edwin Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	XCel Brands, Inc./Application For Withdrawal on Form RW for
Registration Statement on Form S-3 (File No. 333-188987)

Ladies and Gentlemen:

On September 16, 2011, XCel Brands, Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-188987 on Form S-3 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering as contemplated by the Registration Statement and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Brad L. Shiffman, Esq. of Blank Rome LLP, at (212) 885-5442.

Sincerely,

EXCEL BRANDS, INC.

By:	/s/ James Haran
James Haran
Chief Financial Officer